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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                           --------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 3) *

                                TSI INCORPORATED

                       (Name of Subject Company [Issuer])

            JOHN J. FAUTH, JJF GROUP, INC. AND JJF ACQUISITION, INC.

                                    (Bidder)

                          COMMON STOCK $.10 PAR VALUE

                         (Title of Class of Securities)

                                   872876107

                     (CUSIP Number of Class of Securities)
                           --------------------------

                                 JOHN J. FAUTH
                            3100 METROPOLITAN CENTRE
                              333 SOUTH 7TH STREET
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 673-6700
           (Name, Address and Telephone numbers of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                   COPIES TO:

                            RICHARD D. MCNEIL, ESQ.
                            RICHARD A. PRIMUTH, ESQ.
                          LINDQUIST & VENNUM P.L.L.P.
                                4200 IDS CENTER
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 371-3211

                           CALCULATION OF FILING FEE

                 TRANSACTION VALUATION                                    AMOUNT OF FILING FEE(2)
                    $154,476,140(1)                                              $30,895.23

(1) Estimated for purposes of calculating the filing fee only. The calculation is based on the purchase of an aggregate of 11,034,000 shares of TSI Incorporated, which (i) includes 11,232,816 shares of currently outstanding shares of TSI common stock as of June 16, 1999 as disclosed in TSI's Form 10-K for the fiscal year ended March 31, 1999; (ii) includes 810,194 shares of TSI's common stock subject to outstanding options as of March 31, 1999 as disclosed in TSI's Form 10-K; and (iii) excludes 1,009,000 shares of common stock owned by the bidder.

(2) Calculated based upon 1/50 of 1% of the transaction valuation.

(*) This statement is also being filed to satisfy the reporting requirements of
    Section 13(d) of the Securities and Exchange Act of 1934, as amended, and shall constitute Amendment No. 3 to the Statement of Schedule 13(D), filed with the Securities and Exchange Commission on June 2, 1999 by John J. Fauth as amended.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    Not applicable.  Filing Party:  Not applicable.
Form or Registration No.:  Not applicable.  Date Filed:    Not applicable.

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--------------------------------------------------------------------------------

                        (CONTINUED ON FOLLOWING PAGE(S))
                              (Page 1 of 9 Pages)

                                 SCHEDULE 14D-1

(CUSIP NO. OF CLASS OF SECURITIES) 872876107                   Page 2 of 9 Pages

--------------------------------------------------------------------------------

(1) Names of reporting person  John J. Fauth
    I.R.S. Identification Nos. of above persons (entities only)

--------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group (see instructions).

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

(3) SEC use only

--------------------------------------------------------------------------------

(4) Source of funds (see instructions)

    PF, 00
--------------------------------------------------------------------------------

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f).

                                                                             / /
--------------------------------------------------------------------------------

(6) Citizenship or place of organization

    United States
--------------------------------------------------------------------------------

(7) Aggregate amount beneficially owned by each reporting person.

    1,009,000
--------------------------------------------------------------------------------

(8) Check if the aggregate amount in Row (7) excludes certain shares (see instructions).

                                                                             / /
--------------------------------------------------------------------------------

(9) Percent of class represented by amount in Row (7)

    9.0%
--------------------------------------------------------------------------------

(10) Type of reporting person (see instructions)

    IN
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

(CUSIP NO. OF CLASS OF SECURITIES) 872876107                   Page 3 of 9 Pages

--------------------------------------------------------------------------------

(1) Name of reporting person  JJF Group, Inc.
    I.R.S. Identification Nos. of above persons (entities only)

--------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group (see instructions).

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

(3) SEC use only

--------------------------------------------------------------------------------

(4) Source of funds (see instructions)

    OO
--------------------------------------------------------------------------------

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

(6) Citizenship or place of organization

    United States
--------------------------------------------------------------------------------

(7) Aggregate amount beneficially owned by each reporting person

    1,009,000
--------------------------------------------------------------------------------

(8) Check if the aggregate amount in Row (7) excludes certain shares (see instructions).

                                                                             / /
--------------------------------------------------------------------------------

(9) Percent of class represented by amount in Row (7)

    9.0%
--------------------------------------------------------------------------------

(10) Type of reporting person (see instructions)

    CO
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

(CUSIP NO. OF CLASS OF SECURITIES) 872876107                   Page 4 of 9 Pages

--------------------------------------------------------------------------------

(1) Name of reporting person  JJF Acquisition, Inc.
    I.R.S. Identification Nos. of above persons (entities only)

--------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group (see instructions).

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

(3) SEC use only

--------------------------------------------------------------------------------

(4) Source of funds (see instructions)

    OO
--------------------------------------------------------------------------------

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

(6) Citizenship or place of organization

    United States
--------------------------------------------------------------------------------

(7) Aggregate amount beneficially owned by each reporting person

    1,009,000
--------------------------------------------------------------------------------

(8) Check if the aggregate amount in Row (7) excludes certain shares (see instructions).

                                                                             / /
--------------------------------------------------------------------------------

(9) Percent of class represented by amount in Row (7)

    9.0%
--------------------------------------------------------------------------------

(10) Type of reporting person (see instructions)

    CO
--------------------------------------------------------------------------------

ITEM 1: SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is TSI Incorporated, a Minnesota corporation (the "Company"), and the address of its principal executive offices is 500 Cardigan Road, Shoreview, Minnesota 55126.

    (b) This Statement on Schedule 14D-1 relates to the offer by JJF Acquisition, Inc., a Minnesota corporation (the "Purchaser"), to purchase all outstanding shares of Common Stock, par value $.10 per share, (the "Shares"), of the Company at $14.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

    (c) The information set forth in Section 6 ("Price Range of the Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2: IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Statement on Schedule 14D-1 is filed by JJF Acquisition, Inc., a Minnesota corporation (the "Purchaser"), JJF Group, Inc., a Minnesota corporation and the parent company of the Purchaser, ("JJF Group") and John J. Fauth ("Mr. Fauth"), the sole shareholder of JJF Group. The Purchaser and JJF Group are each Minnesota corporations, and Mr. Fauth is an individual. The Purchaser's, JJF Group's and Mr. Fauth's business address is 3100 Metropolitan Centre, 333 South 7(th) Street, Minneapolis, Minnesota 55402. Information concerning the principal business of Mr. Fauth, the Purchaser and JJF Group is set forth in Section 9 ("Certain Information Concerning the Purchaser, JJF Group and Mr. Fauth") of the Offer to Purchase, and is incorporated herein by reference. The names, business addresses, present principal occupations or employments, material occupations, positions, offices or employment during the last five years and citizenship of the directors and executive officers of JJF Group and the Purchaser are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

    (e) and (f) The Purchaser, JJF Group, Mr. Fauth or, to the best knowledge of any of them, any of the persons listed on Schedule I to the Offer of Purchase, has not during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3: PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) and (b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser, JJF Group and Mr. Fauth"),
Section 10 ("Background of the Offer; Contacts with the Company") and Schedule II to the Offer to Purchase, is incorporated herein by reference.

ITEM 4: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) and (b) The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable

ITEM 5: PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in the Introduction and Section 11 ("Purpose of the Offer and Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

    (f) and (g) The information set forth in Section 7 ("Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6: INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) and (b) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Mr. Fauth") and Schedule II of the Offer to Purchase is incorporated herein by reference.

ITEM 7: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser, JJF Group and Mr. Fauth"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer and Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 8: PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in Section 16 ("Certain Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9: FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    Not applicable. The Purchaser was formed on July 2, 1999 solely for acquiring and holding shares of the Company, and its sole shareholder is JJF Group which is wholly-owned by Mr. Fauth. The Purchaser has conducted no operations. The Purchaser's assets consist solely of $10,000 cash. The Purchaser expects to receive a contribution from Mr. Fauth of 1,009,000 shares of the Company if the tender offer is consummated. The Purchaser has no liabilities. The Purchaser's only source of income is interest earned on the cash and dividends paid on the Shares transferred to it. The information set forth in
Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 10: ADDITIONAL INFORMATION.

    (a) The information set forth in Section 11 ("Purpose of the Offer, Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

    (b)-(d) The information set forth in Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

    (e) The information set forth in the Introduction and Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase is incorporated herein by reference.

    (f) The information set forth in (i) the Offer to Purchase, and (ii) the Letter of Transmittal is incorporated herein by reference.

ITEM 11: MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)  Offer to Purchase dated July 12, 1999.

    (a)(2)  Form of Letter of Transmittal.

    (a)(3)  Form of Notice of Guaranteed Delivery.

    (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(6)  Text of press release issued by the Purchaser dated July 9, 1999.

    (a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(8)  Form of summary advertisement dated June 13, 1999.

    (a)(9) Definitive Proxy Materials filed July 2, 1999 with the Securities and Exchange Commission by John J. Fauth and JJF Group, Inc. for the Annual Meeting of Shareholders of TSI Incorporation (SEC File No. 000-02958), incorporated herein by reference.

    (a)(10) Supplement of July 12, 1999 to Proxy Statement of John J. Fauth and JJF Group, Inc.

    (b)(1) Highly Confident Letter from BNY Capital Markets, Inc. dated July 9, 1999.

    (b)(2) Form of Margin Loan Agreement (incorporated herein by reference from the Statement of Schedule 13(D), filed with the Securities and Exchange Commission on June 2, 1999 by John J. Fauth.

    (c)  None.

    (d)  None.

    (e)  Not applicable.

    (f)  None.

                                   SIGNATURE

    After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 12, 1999                          JJF ACQUISITION, INC.

                                              By:                   /s/ JOHN J. FAUTH
                                                         --------------------------------------
                                              Name:             John J. Fauth,
                                              Title:            President

                                              JJF GROUP, INC.

                                              By:                   /s/ JOHN J. FAUTH
                                                         --------------------------------------
                                              Name:             John J. Fauth,
                                              Title:            President

                                                                    /s/ JOHN J. FAUTH
                                                         --------------------------------------
                                                                John J. Fauth

                                 EXHIBIT INDEX

EXHIBIT
NAME
-------------------------------------------------------------------------------------------------------------------
(a)(1)     Offer to Purchase dated July 12, 1999.

(a)(2)     Form of Letter of Transmittal.

(a)(3)     Form of Notice of Guaranteed Delivery.

(a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)     Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees.

(a)(6)     Text of press release issued by the Purchaser dated July 9, 1999.

(a)(7)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(8)     Form of summary advertisement dated July 13, 1999.

(a)(9)     Definitive Proxy Materials filed July 2, 1999 with the Securities and Exchange Commission by John J.
           Fauth and JJF Group, Inc. for the Annual Meeting of Shareholders of TSI Incorporation (SEC File No.
           000-02958), incorporated herein by reference.

(a)(10)    Supplement of July 12, 1999 to Proxy Statement of John J. Fauth and JJF Group, Inc.

(b)(1)     Highly Confident Letter from BNY Capital Markets, Inc. dated July 9, 1999.

(b)(2)     Form of Margin Loan Agreement (incorporated herein by reference from the Statement of Schedule 13(D), filed with the Securities and Exchange Commission on June 2, 1999 by John J. Fauth.

(c)        None.

(d)        None.

(e)        Not applicable.

(f)        None.